EXHIBIT 99.1

Skylight Health to Participate in the Lake Street Capital Markets 5th Annual Best Ideas Growth (BIG5) Conference

TORONTO, Sept. 13, 2021 (GLOBE NEWSWIRE) -- Skylight Health Group Inc. (NASDAQ: SLHG; TSXV:SLHG) (“Skylight Health” or the “Company”), a multi-state primary care management group in the United States, today announced that the Company will participate in the Lake Street Capital Markets’ 5th Annual Best Ideas Growth (BIG5) Conference on Tuesday, September 14, 2021.

The Best Ideas Growth (BIG5) Conference is an invitation-only event, featuring over 100 dynamic, small-cap companies interacting with top institutional investors. The virtual format has been designed to give attendees direct access to senior management via one-on-one & group meeting formats. Since its inception, the Best Ideas Growth Conference has connected 133 Companies to nearly 719 Investors and Analysts through 1,725 one-on-one meetings.

Skylight Health management will hold virtual one-on-one meetings with institutional investors throughout the day. For information or to schedule a meeting contact your Lake Street representative. For more information on the conference, you can visit lakestreetcapitalmarkets.com/big5conference.

ABOUT SKYLIGHT HEALTH GROUP INC.

Skylight Health Group is a healthcare services and technology company, working to positively impact patient health outcomes. The Company operates a US multi-state primary care health network comprised of physical practices providing a range of services from primary care, sub-specialty, allied health, and laboratory/diagnostic testing. The Company is focused on helping small and independent practices shift from a traditional fee-for-service (FFS) model to value-based care (VBC) through tools including proprietary technology, data analytics and infrastructure. In a FFS model, payors (commercial and government insurers) reimburse on an encounter-based approach. This puts a focus on volume of patients per day. In a VBC model, payors reimburse typically on a capitation (fixed fee per member per month) basis. This places an emphasis on quality over volume. VBC will lead to improved patient outcomes, reduced cost of delivery and drive stronger financial performance from existing practices.

For more information, please visit www.skylighthealthgroup.com or contact:

Investor Relations – USA:
John Evans
john.evans@skylighthealthgroup.com
415-309-0230

Investor Relations - Canada:
Jackie Kelly
investors@skylighthealthgroup.com
416-301-2949

Currency Usage, Cautionary and Forward-Looking Statements

All currency contained in this Press Release represent Canadian Dollars unless otherwise stated.

Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in Skylight Health's filings with Canadian and United States securities regulators. When used in this news release, words such as "will, could, plan, estimate, expect, intend, may, potential, believe, should," and similar expressions, are forward-looking statements.

Although Skylight Health has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: the ability of Skylight Health to execute on its business strategy, continued revenue growth in accordance with management’s expectations, operating expenses continuing in accordance with management expectations, dependence on obtaining regulatory approvals; Skylight Health being able to find, complete and effectively integrate target acquisitions; change in laws relating to health care regulation; reliance on management; requirements for additional financing; competition; hindering market growth or other factors that may not currently be known by the Company.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. Skylight Health disclaims any intention or obligation to update or revise such information, except as required by applicable law, and Skylight Health does not assume any liability for disclosure relating to any other company mentioned herein.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.